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                                        FILED BY GULFTERRA ENERGY PARTNERS, L.P.
               PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                      AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
                                                    COMMISSION FILE NO.: 1-11680

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GULFTERRA ENERGY PARTNERS, L.P. ("GULFTERRA") AND ENTERPRISE PRODUCTS PARTNERS
L.P. ("ENTERPRISE") WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA ANDENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA'S AND ENTERPRISE'S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        To further our business strategy, we executed definitive agreements with Enterprise Products Partners, L.P. (Enterprise) and El Paso Corporation, on December 15, 2003, to merge Enterprise and GulfTerra to form one of the largest publicly traded master limited partnerships.

         On April 20, 2004, Enterprise and El Paso Corporation amended their agreement with regard to their ownership of the merged companies' general partner upon completion of the merger. After completion of the merger, El Paso will own 9.9% of the membership interest in Enterprise's general partner. The remaining 90.1-percent ownership interest in Enterprise's general partner will continue to be owned by affiliates of privately-held Enterprise Products Company, which is controlled by Dan L. Duncan, the Chairman of Enterprise's general partner.

         Enterprise issued a press release today describing the amendment and the new post-merger ownership structure, which is included below.

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(ENTERPRISE LOGO)


Enterprise General Partner and El Paso Corporation Amend Transaction

With Respect to Ownership of Enterprise General Partner


         Houston, Texas - (April 20, 2004) - Enterprise Products Partners L.P. (NYSE: EPD, referred to as "Enterprise") today announced that its general partner, Enterprise Products GP, LLC, and affiliates of El Paso Corporation (NYSE: EP, referred to as "El Paso") have amended their agreement with respect to the ownership of Enterprise's general partner upon the completion of the merger of Enterprise and GulfTerra Energy Partners, L.P. (NYSE: GTM, referred to as "GulfTerra").

         In the original transaction, in connection with the merger, El Paso was to contribute its 50-percent ownership interest in GulfTerra's general partner, GulfTerra Energy Company, L.L.C., to Enterprise's general partner, in exchange for a 50-percent ownership interest in Enterprise's general partner. Under the amended transaction, El Paso will still contribute its 50-percent ownership interest in GulfTerra's general partner to Enterprise's general partner, but in exchange will receive only a 9.9-percent ownership interest in Enterprise's general partner and $370 million in cash. The remaining 90.1-percent ownership interest in Enterprise's general partner will continue to be owned by affiliates of privately-held Enterprise Products Company, which is controlled by Dan L. Duncan, the Chairman of Enterprise's general partner. The funds for the $370 million payment to El Paso will be provided by affiliates of Enterprise Products Company.

         The remaining transactions with respect to the merger of Enterprise and GulfTerra are unchanged. These include:

         o the subsequent contribution of the remaining 50-percent ownership interest in the GulfTerra general partner from Enterprise's general partner to Enterprise (Enterprise currently owns a 50-percent interest in GulfTerra's general partner.);

         o the payment of $500 million in cash from Enterprise to El Paso for approximately 13.8 million units, which include 2.9 million GulfTerra common units and all of the GulfTerra Series C units owned by El Paso;

         o the exchange of 1.81 Enterprise common units for each GulfTerra common unit owned by GulfTerra's unitholders, including the remaining approximately 7.5 million GulfTerra common units owned by El Paso; and

         o the purchase of nine South Texas natural gas processing plants by Enterprise from El Paso for $150 million in cash.

         "This amendment and the resulting increase in the ownership interest of Enterprise Products Company in our general partner further underscores the expectations that Dan Duncan and I have for the merger of Enterprise and GulfTerra," said O.S. "Dub" Andras, President and Chief Executive Officer of Enterprise. "We are making good progress toward completing the merger and still anticipate that the merger will be completed during the second half of this year. We are excited to begin the work to reap the value-creation opportunities we see in this combination."


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         The completion of the Enterprise and GulfTerra merger is subject to the approval of the unitholders of both Enterprise and GulfTerra along with customary regulatory approvals including that under the Hart-Scott-Rodino Antitrust Improvements Act.

         El Paso, through its 9.9-percent ownership interest in the Enterprise general partner, will have protective veto rights on certain transactions and the right to exchange its general partner interest for Enterprise common units on a "cash-flow neutral" basis after the six-month anniversary of the transaction. This amendment and El Paso's ownership interest in the general partner will maintain the independence and credit separation objectives between Enterprise and privately-held Enterprise Products Company that were achieved in the original transaction.

         The ultimate board of directors of the general partner of Enterprise will consist of seven directors, a majority of whom will be independent directors under the criteria established by the New York Stock Exchange. The remaining three directors will be Dan L. Duncan, O.S. Andras, and Robert G. Phillips, the current Chairman and Chief Executive Officer of GulfTerra's general partner.

         Enterprise Products Partners L.P. is the second largest publicly traded, midstream energy partnership with an enterprise value of approximately $7.0 billion. Enterprise is a leading North American provider of midstream energy services to producers and consumers of natural gas and NGLs. Enterprise's services include natural gas transportation, processing and storage and NGL fractionation (or separation), transportation, storage and import/export terminaling.


INVESTOR NOTICE

         Enterprise and GulfTerra will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding Enterprise, GulfTerra and the merger transactions. A definitive joint proxy statement/prospectus will be sent to security holders of Enterprise and GulfTerra seeking their approval of the merger transactions. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and GulfTerra, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be


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incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: Enterprise Products Partners L.P., 2727 North Loop West, Suite 700, Houston, TX 77008-1044, attention: Investor Relations (713) 880-6812.

         Enterprise and GulfTerra and the officers and directors of their respective general partners may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Enterprise's and GulfTerra's Annual Reports on Form 10-K that were filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.


SAFE HARBOR STATEMENT - ENTERPRISE PRODUCTS PARTNERS L.P.


         This press release contains various forward-looking statements and information that are based on Enterprise's beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this press release, words such as "anticipate," "project," "expect," "plan," "goal," "forecast," "intend," "could," "believe," "may," and similar expressions and statements regarding the contemplated transaction and the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements.

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         Although Enterprise and its general partner believes that such expectations reflected in such forward looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise's results of operations and financial condition are:

         o fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;

         o a reduction in demand for its products by the petrochemical, refining or heating industries;

         o    a decline in the volumes of NGLs delivered by its facilities;

         o the failure of its credit risk management efforts to adequately protect it against customer non-payment;

         o    terrorist attacks aimed at its facilities;

         o    the failure to complete the proposed merger;

         o the failure to successfully integrate the respective business operations upon completion of the merger or its failure to successfully integrate any future acquisitions; and

         o the failure to realize the anticipated cost savings, synergies and other benefits of the proposed merger.

         Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

         Contact: Randy Burkhalter, Investor Relations, Enterprise Products Partners L.P. (713) 880-6812, www.epplp.com


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